SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Rio de Janeiro February 9, 2012 Petrobras today announced its consolidated results stated in millions of Reais, prepared in  accordance with the International Financial Reporting Standards IFRS issued by the International Accounting Standards Board   IASB.

Consolidated net income attributable to the shareholders of Petrobras reached R$5,049 million in the fourth quarter of 2011 and R$33,313 million for the year ended December 31, 2011. Adjusted EBITDA for the year ended December 31, 2011 was R$62,246 million, 5% higher compared to the year ended December 31, 2010.

Highlights

R$ million

					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)		2011	2010	2011 x 2010 (%)

6,336	5,049	10,602	(20)	Consolidated net income attributable to the shareholders of Petrobras	33,313	35,189	(5)
2,581	2,670	2,628	3	Total domestic and international oil and natural gas production (mbbl/d)	2,622	2,583	2
16,429	14,054	14,345	(14)	Adjusted EBITDA	62,246	59,391	5

• Proven reserves reached 16.41 billion barrels of oil equivalent (boe), up 2.7% from 2010 (SPE/ANP criterion). The Reserve Replacement Index (RRI) was 148% and the reserve-production ratio 18.5 years. For twenty straight years, the Company has achieved an RRI in Brazil above 100%.

• Oil and natural gas output in 2011 reached the daily average of 2,622,000 boe. In Brazil, average oil and LNG output was 2,022,000 bpd, up 1% from the 2010 average.

• Pre-salt output rose significantly from a daily average of 103,000 boe in January to 200,600 boe in December. The execution of the Lula Project, which ended the year producing 82,100 boe/d, is worthy of mention. At the end of the year, the declaration of commerciality for the Guará area (Sapinhoá) was announced, with an estimated total recoverable volume of 2.1 billion boe.

• Eleven drilling rigs went into production - six will operate in water depths of more than 2,000 meters (another three were undergoing acceptance tests at the end of the year).

• The oil products output increased 3% and the domestic feedstock processed increased 4% in 2011.

• Capital expenditures and investments in 2011 amounted to R$73 billion and 47% of which was invested in Exploration & Production and 37% in Refining, Transportation and Marketing.

• Dividends proposed amounted to R$12,001 million and correspond to R$0.92 per share. This amount includes R$10,436 million of interest on shareholders equity, R$7,827 million of which were paid in 2011.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. - PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

10/2/2012 20:39:30

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers should not base their expectations exclusively on the information presented here.

Comments from the CEO Mr. José Sergio Gabrielli de Azevedo

In 2011, the Company once again showed its ability to achieve results in a challenging economic environment. Our consolidated net income was R$ 33,313 million and our Adjusted EBITDA was R$ 62,246 million.

We boosted oil and gas output, installed new production systems, completed work on gas distribution infrastructure and achieved levels of operational excellence in Refining - 14 new units belonging to the plants modernization projects came on stream. We also increased our fleet of drilling rigs and added new reserves.

The startup of new production projects and the start of extended well tests offset the natural decline of fields and ensured a 1% increase in the domestic oil and liquid natural gas output, which reached 2,022,000 bpd. Our exploration activities led to significant discoveries both in the post-salt and pre-salt regions. We end the year with 16.4 billion barrels of oil equivalent (ANP/SPE criterion), which yielded a reserve replacement index of 148% and a Reserve/Production ratio of 18.5 years. With the results of 2011, the Company has replaced its proven reserves in Brazil for 20 consecutive years.

In the pre-salt region, the declaration of commerciality for the Guará area, which is now called Sapinhoá, is worthy of mention. The pre-salt's exploration success rate is still high: 37 wells were drilled in 2011, with announcements of hydrocarbon discoveries for all of them. Petrobras share of the pre-salt's oil output, which rose from 71,000 bpd in January to 133,000 bpd in December, has significantly contributed to the Company's overall output (6.6% in December). Results from the Lula Pilot Project confirm the area's potential: of the six production wells included in the project, the first turned out to be the Company's most productive well for eight consecutive months; as of December, the three wells currently producing are among the 30 most productive wells in Brazil. The expressive learning curves achieved and the potential of new technologies will increase the projects profitabilities.

Natural gas output amounted to 56.4 million m³/day, up 6.2% from last year. The startup in September of the Lula-Mexilhão gas pipeline, with its 10 million m3/day capacity, has made Brazil's natural gas market more flexible.

Fueled by the growing Brazilian economy, the domestic sale of oil products rose 9%. Gasoline sale rose 24% from 2010 and reached record levels. Annual jet fuel sale rose 12% from 2010 and diesel sale rose by 9%. In this context, we are moving ahead with four new refineries designed to meet future demand thus ensuring higher profits for the Company.

The success of the Progredir Program, one of our initiatives to develop our chain of suppliers in Brazil, also deserves attention. Financing reached R$1.024 billion with significant reductions in fund raising costs.

Our results represent the realization of our expectations, and indicate that our sustainable development strategy, based on social and environmental responsibility, operational safety, investments in technology, and recognition of human resources, is in the right way. I am very proud to have had the opportunity to be a part of these achievements after nearly 7 years as CEO, and to see that during this period Petrobras has consolidated its position of leadership as an integrated energy company and has built the foundations to continue growing. I am fortunate to be replaced by Maria das Graças Silva Foster, an executive of recognized ability who is committed to the Company's success.

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Income statement data	2011	2010	2011 x 2010 (%)

63,554	65,257	54,228	3	Sales revenues	244,176	211,842	15
20,068	17,306	18,626	(14)	Gross profit	77,237	76,225	1
				Income before financial results, profit-sharing and income
12,372	7,752	11,110	(37)	taxes	45,403	46,394	(2)
(5,227)	400	1,880	(108)	Financial income (expenses), net	122	2,620	(95)
				Consolidated net income attributable to the shareholders
6,336	5,049	10,602	(20)	of Petrobras	33,313	35,189	(5)
0.49	0.39	1.07	(20)	Basic and diluted earnings per share (1)	2.55	3.57	(29)
262,546	291,564	380,247	11	Market capitalization (Parent Company)	291,564	380,247	(23)

32.0	27.0	34.0	(5)	Gross margin (%)	32.0	36.0	(4)
19.0	12.0	20.0	(7)	Operating margin (%) (2)	19.0	22.0	(3)
10.0	8.0	20.0	(2)	Net margin (%)	14.0	17.0	(3)
16,429	14,054	14,345	(14)	Adjusted EBITDA R$ million (3)	62,246	59,391	5

				Net income by business segment (in millions of Reais)

10,346	10,328	7,848		• Exploration & Production	40,594	29,691	37
(3,168)	(4,412)	1,427	39	• Refining, Transportation and Marketing	(9,955)	3,729	(367)
1,361	483	359	(65)	• Gas & Power	3,109	1,285	142
(68)	(40)	(36)	(41)	• Biofuel	(157)	(92)	71
299	270	295	(10)	• Distribution	1,175	1,276	(8)
217	291	61	34	• International	1,949	1,277	53
(2,571)	(795)	1,406	(69)	• Corporate	(1,237)	(1,023)	21

18,827	21,715	19,911	15	Capital expenditures and investments (in millions of Reais)	72,546	76,411	(5)

113.46	109.31	86.48	(4)	Brent crude (U.S.$/bbl)	111.27	79.47	40
1.64	1.80	1.70	10	Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.67	1.76	(5)
1.85	1.88	1.67	2	Period-end commercial selling rate for U.S. Dollar (R$/U.S.$)	1.88	1.67	13
12.20	11.32	10.66	(1)	Selic interest rate average (%)	11.67	9.82	2

				Average Price indicators

166.78	173.13	159.00	4.0	Domestic basic oil product prices (R$/bbl)	167.87	158,43	6

				Sales price Brazil
102.86	103.10	79.70		• Crude oil (U.S. dollars/bbl) (4)	102.24	74.66	37
54.62	53.51	41.43	(2)	• Natural gas (U.S. dollars/bbl) (5)	52.96	41.19	29

				Sales price International
88.71	97.11	73.90	9	• Crude oil (U.S. dollars/bbl)	91.37	66.42	38
15.92	21.31	14.80	34	• Natural gas (U.S. dollars/bbl)	17.28	14.15	22

The Company, from the fourth quarter of 2011 on, is adopting accounting practice under CPC 19 (R1), approved by CVM Resolution 666/11, which allows the use of the equity method for evaluating and reporting investments in jointly controlled entities. Previously, these investments were consolidated in the accounts of assets, liabilities, revenues and expenses in proportion to shareholding.

Despite the CPC 19 (R1) adoption have generated changes in assets, liabilities, revenues and expenses accounts and also in financial indicators, there was no effect on net income and on shareholders equity attributable to the shareholders of Petrobras.

The effect of the investments in jointly controlled entities excluded from consolidation was a decrease of R$553 million in income before financial results, profit-sharing and income taxes in the nine-month period ended September 30, 2011, against the increase in equity in earnings of investments.

Thus, for comparison, the information previously disclosed was retrospectively adjusted to the date of January 1, 2010, disclosed according to Note 3 of our Petrobras financial statements.

________________________
(1) Net income per share calculated based on the weighed average number of shares.
(2) Calculated based on income before financial results, profit-sharing and income taxes.
(3) Income before financial income (expenses), net, equity in earnings of investments and depreciation, depletion and amortization.
(4) Average exports and of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.
(5) As of September 2011, we have factored in natural gas realization prices.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

4Q-2011 x 3Q-2011 Results:

Gross Profit(6)

Gross profit reached R$17,306 million in the fourth quarter of 2011, a 14% decrease compared to the R$20,068 million in the third quarter of 2011, mainly due to:

•         Sales revenues, which increased by 3% to R$65,257 million in the fourth quarter of 2011 compared to R$63,554 million in the third quarter of 2011, primarily due to higher domestic oil products prices, due mainly to a 2% increase in diesel prices and a 10% increase in gasoline prices in November 2011, to the 12% increase on gasoline sales and also to the effect of the 10% decrease in the value of the Real against the U.S. dollar on export prices (considering the quarterly average commercial selling rate variation for R$/U.S.$).

Part of crude oil and oil products exports volumes shipped in Brazil to the foreign market was underway and was not delivered abroad to international clients at the end of the fourth quarter of 2011 and then, the corresponding revenue was not recognized in income statement in the period.

•         Cost of sales, which increased by 10% to R$47,951 million in the fourth quarter of 2011 compared to R$43,486 million in the third quarter of 2011, mainly due to the 10% decrease in the value of the Real against the U.S. dollar on our U.S. dollars expenses (considering the quarterly average commercial selling rate variation for R$/U.S.$), to the higher participation of oil product imports, mainly gasoline, on the increased sales volumes and the recognition of depreciation, depletion and amortization of assets which were already in operation (R$670 million), as well as changes in rates of incidence on special participation over fields, which increase proportionally over fields, when their output and/or profitability increase.

Income before financial results, profit-sharing and income taxes

Income before financial results, profit-sharing and income taxes decreased by 37% to R$7,752 million in the fourth quarter of 2011 compared to R$12,372 million in the third quarter of 2011, due to the 24% increase in operating expenses, mainly due to:

•        Higher exploration costs (R$717 million), due to higher write-off amounts of dry wells in Brazil;

•        Increased other expenses, net (R$657 million), mainly due to higher losses on the realization of assets (impairment);

•        Increased administrative and general expenses (R$222 million), generated by higher personnel expenses attributable to salary increases arising out of the Collective Bargaining Agreement and increased third-party technical services.

Financial Income (Expenses), Net

Financial income (expenses), net reached an income of R$400 million in the fourth quarter of 2011 compared to an expense of R$5,227 million in the third quarter of 2011, which were affected by the lower exchange depreciation over debt (1.2% decrease in the value of the Real against the U.S. dollar in the fourth quarter of 2011, compared to the 18.8% decrease in the value of the Real against the U.S. dollar in the third quarter of 2011).

Net Income

Net income reached R$5,049 million in the fourth quarter of 2011, a 20% decrease compared to the R$6,336 million in the third quarter of 2011, due to the decrease of income before financial results, profit-sharing and income taxes, partially offset by the lower exchange depreciation on financial income (expenses), net and on equity in earnings of investments. Also contributed to the lower net income the higher tax burden on offshore operations and the non-controlling interests, due to the impact of the exchange rate variation on special purpose entity (SPE) debt expressed in U.S. dollars.

________________________
(6) Fore more details, see appendix 1.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

2011 x 2010 Results:

Gross Profit(7)

Gross profit reached R$77,237 million in 2011, a 1% increase compared to R$76,225 million in 2010, mainly as a result of:

- Sales revenues, which increased by 15% to R$244,176 million in 2011 compared to R$211,842 million in 2010, due to:

•     Increase in international Brent crude oil (40% increase) and oil products prices, which increased the prices of exports, international sales, trading operations and domestic oil products indexed to international prices;

•     Increase in domestic gasoline and diesel prices in November 2011, in 10% and 2%, respectively;

•     Higher domestic demand for oil products (6%), mainly of gasoline (24%), reflecting its higher competitive advantage compared to ethanol, diesel (9%) and jet fuel (12%); and

•     2% increase in oil and gas production in Brazil.

These effects were partially offset by lower crude oil exports, due to increased domestic feedstock processed by the refineries.

- Cost of sales, which increased by 23% to R$166,939 million in 2011, due to:

•     Higher domestic demand for oil products (6%);

•     Higher crude oil and oil products import volumes to support the domestic market;

•     Higher international prices on crude oil and oil products imports, trading operations and government participation.

Income before financial results, profit-sharing and income taxes

Income before financial results, profit-sharing and income taxes decreased by 2% to R$45,403 million in 2011 compared to R$46,394 million in 2010, due to the increase in operating expenses as a result of:

•     Increased administrative and general expenses (R$845 million), generated by higher personnel expenses attributable to salary increases arising out of the Collective Bargaining Agreement for 2011, by increased workforce and by higher personnel training costs and increased third-party technical services;

•     Higher exploration costs (R$631 million), due to increased operational activity and higher write-off amounts of dry wells in Brazil;

•     Higher research and development expenses (R$705 million), due to higher expenses related to the development of the technological project called Sistema de Separação Submarina de Água e Óleo SSAO (System of Submarine Separation of Water from Oil) and to the increased hired projects with institutions approved by the Agência Nacional do Petroleo (National Petroleum Agency, or ANP), according to ANP Rule 5/2005;

•     Higher losses on the realization of assets (impairment - R$588 million) (8).

These effects were partially offset by decreased losses from legal and administrative proceedings (R$1,164 million decrease) (9) compared to 2010 and gains from legal and arbitral proceedings in 2011 (R$883 million) generated by the recovery of COFINS tax amounts and also to the indemnification of the assembly of platform P-48.

Financial Income (Expenses), Net

Financial income (expenses), net reached R$122 million in 2011, a 95% decrease compared to R$2,620 million in 2010, mainly as a result of:

•     The 12.6% decrease in the value of the Real against the U.S. dollar over debt in 2011, compared to the 4.3% increase in the value of the Real against the U.S. dollar in 2010, which generated exchange variation expense of R$3,999 million in 2011 compared to an exchange variation gain of R$1,341 million in 2010;

•     Higher financial income with increased financial investments in Brazil (R$2,119 million).

Net Income

Net income reached R$33,313 million in 2011, a 5% decrease compared to R$35,189 million in 2010, due to the decreased income before financial results, profit-sharing and income taxes and the lower financial income (expenses), net, partially offset by the decreased income tax expenses and also by the non-controlling interests, due to the impact of the exchange rate variation on special purpose entity (SPE) debt expressed in U.S.dollars.

________________________
(7) Fore more details, see appendix 2.
(8) See Other Operating Income (Expenses) by Segment on page 25.
(9) Fore more details, see appendix 4.

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

In the computation of the results by business segment, transactions carried out with third parties and the transfers between the business departments are considered and they are valued by internal transfer prices defined between the departments using calculation methodologies based on market parameters.

EXPLORATION & PRODUCTION

				(R$ million)	Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Net Income	2011	2010	2011 x 2010 (%)
10,346	10,328	7,848	-		40,594	29,691	37

(4Q-2011 x 3Q-2011): Net income remained relatively constant in the fourth quarter of 2011 compared to the third quarter of 2011, because the increased domestic oil sale/transfer prices, the impact of the depreciation of the Real and the increased oil and NGL production were offset by: i) higher production taxes; ii) higher costs with write-off amounts of dry and economically unviable wells; and iii) recognition of estimated losses on the realization of assets (impairment).

The spread between the average domestic oil sale/transfer price and the average Brent price decreased from U.S.$10.60/bbl in the third quarter of 2011 to U.S.$6.21/bbl in the fourth quarter of 2011.

(2011 X 2010): The increase in net income from Exploration & Production in 2011 compared to 2010 was primarily due to higher domestic oil sale/transfer prices and to the increase in oil and NGL production.

These effects were partially offset by increased expenses from government participation charges.

The spread between the average domestic oil sale/transfer price and the average Brent price rose from U.S.$4.81/bbl in 2010 to U.S.$9.03/bbl in 2011.

					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Exploration & Production Brazil (mbbl/d) (*)	2011	2010	2011 x 2010 (%)
1,978	2,049	2,030	4	Crude oil and NGLs	2,022	2,004	1
356	367	354	3	Natural gas (10)	355	334	6
2,334	2,416	2,384	4	Total	2,377	2,338	2

(4Q-2011 x 3Q-2011): Increased production due to lower number of maintenance stoppages, to the startup of production of new wells in platforms P-57 in the Jubarte field, P-56 in the Marlim Sul field, higher productivity in Marlim and Mexilhão fields and the pre-salt production effects of the FPSO-Cidade de Angra dos Reis (Lula field) and the start-up of Carioca Nordeste extended well test (EWT).

(2011 X 2010): Increased production in the Jubarte, Cachalote, Baleia Franca (Parque das Baleias), Marlim Leste, Barracuda, Mexilhão and Uruguá fields and also the contribution of pre-salt production in Lula field and the Carioca Nordeste extended well test (EWT) production more than offset the natural decline in crude oil and NGL production from mature fields.

__________________
(*) Unaudited.
(10) Does not include LNG. Includes reinjected gas.

FINANCIAL HIGHLIGHTS

					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Lifting Costs Brazil (*)	2011	2010	2011 x 2010 (%)
				U.S.$/barrel:
13.37	12.49	10.29	(7)	Excluding production taxes	12.59	10.03	26
31.25	33.31	25.58	7	Including production taxes	32.52	24.64	32
				R$/barrel:
22.31	22.47	17.34	1	Excluding production taxes	21.19	17.58	21
54.11	60.04	43.47	11	Including production taxes	55.04	43.48	27

Lifting Costs - Excluding production taxes U.S.$/barrel

(4Q-2011 x 3Q-2011): Excluding the impact of the depreciation of the Real, our unit lifting costs in Brazil, excluding production taxes (consisting of royalties, special government participation charges and rental of areas) remained relatively constant in the fourth quarter of 2011 compared to the third quarter of 2011.

(2011 X 2010): Excluding the impact of the depreciation of the Real and the increased production volumes, our unit lifting costs in Brazil, excluding production taxes (consisting of royalties, special government participation charges and rental of areas) increased by 25% in 2011 compared to 2010 due to higher initial unit costs of the new production systems of Lula, Uruguá, Mexilhão and Parque das Baleias fields. Other factors that contributed to the increase in unit lifting costs are the higher number of interventions, maintenances and scheduled stoppages in platforms and wells of Marlim, Albacora, Albacora Leste, Roncador, Golfinho and Espadarte fields, besides the salary increases arising out of the Collective Bargaining Agreement for 2010 and 2011.

Lifting Costs - Including production taxes U.S.$/barrel

(4Q-2011 x 3Q-2011): Our unit lifting costs in Brazil, including production taxes, increased by 10% in the fourth quarter of 2011 compared to the third quarter of 2011, due to increased production and to changes in rates of incidence on special participation over fields, specially in Jubarte, Marlim, Marlim Sul, Albacora and Albacora Leste fields.

(2011 X 2010): Excluding the impact of the depreciation of the Real, our unit lifting costs in Brazil, including production taxes, increased by 30% in 2011 compared to 2010, primarily attributable to the increase in the reference price for domestic oil, reflecting higher international oil benchmark prices.

__________________________
(*) Unaudited.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

				(R$ million)	Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Net Income	2011	2010	2011 x 2010 (%)
(3,168)	(4,412)	1,427	39		(9,955)	3,729	(367)

(4Q-2011 x 3Q-2011): The decreased result for our RTM segment in the fourth quarter of 2011 compared to the third quarter of 2011 was primarily due to higher oil acquisition/transfer costs and higher oil product imports, due to the impact of the depreciation of the Real, despite higher oil product production volumes and the increased feedstock processed. These effects were partially offset by higher oil product sales prices, mainly for diesel (2% increase) and gasoline (10% increase) in the domestic market and also by results from investments in the petrochemical sector, which was affected by exchange losses on debt in the third quarter of 2011.

(2011 X 2010): The decrease in net income for our RTM segment in 2011 compared to 2010 was due to higher oil acquisition/transfer costs and higher oil product imports (40% increase in international Brent crude oil in U.S.$/bbl). These effects were partially offset by higher oil products domestic and international sales prices.

					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Imports and Exports of Crude Oil and Oil Products (mbbl/d) (*)	2011	2010	2011 x 2010 (%)
316	380	270	20	Crude oil imports	362	316	15
499	394	188	(21)	Oil product imports	387	299	29
815	774	458	(5)	Imports of crude oil and oil products	749	615	22
400	418	441	5	Crude oil exports (11)	435	497	(12)
222	222	215		Oil product exports	217	200	9
622	640	656	3	Exports of crude oil and oil products(12)	652	697	(6)
(193)	(134)	198	(31)	Exports (imports) net of crude oil and oil products	(97)	82	(218)

(4Q-2011 x 3Q-2011): Lower oil product imports, due to sazonal aspects of the agricultural and industrial activities.

Higher crude oil exports, due to the availability generated by increased production.

(2011 X 2010): Higher volumes of diesel and gasoline imports, to meet higher demand, and higher crude oil imports to support the increase of feedstock processed.

Lower crude oil exports as a result of the increased feedstock processed in 2011 and also the stock formation due to the maintenance stoppage in a pipeline in 2012.

__________________________
(*) Unaudited.
(11) Includes crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.
(12) Includes exports in progress.

FINANCIAL HIGHLIGHTS

					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Refining Operations (mbbl/d)	2011	2010	2010
1,886	1,949	1,910	3	Output of oil products	1,896	1,832	3
2,007	2,013	2,007		Installed capacity (13)	2,013	2,007
93	94	93	1	Utilization (%)	92	90	2
1,866	1,894	1,862	2	Feedstock processed Brazil (Mbbl/d) (*)	1,862	1,798	4
				Domestic crude oil as % of total feedstock
82	82	83		processed	82	82

(4Q-2011 x 3Q-2011): The feedstock processed increased by 2% in the fourth quarter of 2011 compared to the third quarter of 2011, due to lower scheduled stoppages in distillation plants in the period. The output of oil products increased 3% in the period, higher than the increase of the feedstock processed, due to the higher intermediate products processed.

(2011 X 2010): The feedstock processed increased by 4% in 2011 compared to 2010, due to lower scheduled stoppages in distillation plants in 2011, to the higher installed capacity at Replan Refinery and to the capital expenditures invested on our refineries. The feedstock processed was record in 2011.

					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Refining Costs Brazil	2011	2010	2010
5.15	4.76	4.79	(8)	Refining costs (U.S.$/barrel)	4.98	4.33	15
8.56	8.57	8.07	-	Refining costs (R$/barrel)	8.37	7.57	11

(4Q-2011 x 3Q-2011): Our refining costs in Brazil remained relatively constant in the fourth quarter of 2011 compared to the third quarter of 2011, excluding the impact of the depreciation of the Real.

(2011 X 2010): Excluding the impact of the depreciation of the Real, our refining costs in Brazil increased by 10% in 2011 compared to 2010 due to higher personnel expenses attributable to salary increases arising out of the Collective Bargaining Agreement for 2010 and 2011.

__________________________
(*) Unaudited.
(13)As registered by the National Petroleum, Gas and Biofuel Agency (ANP).

FINANCIAL HIGHLIGHTS

GAS & POWER
				(R$ million)	Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Net Income	2011	2010	2011 x 2010 (%)
1,361	483	359	(65)		3,109	1,285	142

(4Q-2011 x 3Q-2011): The decreased net income for our Gas & Power segment in the fourth quarter of 2011 compared to the third quarter of 2011 was due to the lower natural gas sales volumes, generated by the decreased industrial consumption, by higher natural gas and LNG import costs affected by the depreciation of the Real and also to the lower power export volumes and to the decreased recognition of tax credits.

(2011 X 2010): The increase in net income for our Gas & Power segment for 2011 compared to 2010 was due to the increase in the average realization price of natural gas, due to the higher participation of the industrial sector on the sales; lower acquisition/transfer costs of domestic natural gas reflecting international prices and the depreciation of the Real against the U.S. dollar; increased fixed revenues from energy auctions (regulated market), with the operational start-up of two new thermoelectric plants; increased fertilizer margin sales, reflecting growth in demand and higher prices of agricultural commodities and the use of tax credits.

					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Imports of gas and sales and generation of electricity (*)	2011	2010	2011 x 2010 (%)
17	19	93	12	Imports of LNG (mbbl/d)	15	52	(71)
181	164	171	(9)	Imports of Gas (mbbl/d)	169	169	-
1,803	2,214	1,931	23	Sales of electricity (contracts) MW average	2,000	2,024	(1)
690	524	3,119	(24)	Generation of electricity MW average	653	1,837	(64)
20	42	115	110	Settlement price of differences - R$/MWH (14)	29	74	(61)

(4Q-2011 x 3Q-2011): Increase of 12% in LNG imports to support the Brazilian Northeast thermoelectric demand.

The 9% decrease in gas imports from Bolivia was due to lower industrial consumption in the period.

The 23% increase in sales of electricity was due to the increased sales agreements in the period.

The 24% decrease in electricity output was due to the lower export volume in the period.

The 110% increase in the settlement price of differences (price of power in the spot market) was due to the lower water reservoir levels at the hydroelectric power plants.

(2011 X 2010): The 71% decrease in imports of LNG was a result of lower demand for thermoelectric power generation, due to satisfactory water reservoir levels at the hydroelectric power plants.

The 1% decrease in sales of electricity was attributable to the lower volumes available for sale to the free market, which resulted in the reallocation of a part of this energy to energy auctions subject to market regulation.

The 64% decrease in electricity output was attributable to the decision of the Operador Nacional do Sistema Elétrico (National Electricity System Operator ONS) in 2011.

The 61% decrease in the settlement price of differences (price of power in the spot market) was due to the higher rainfall levels in 2011, thus increasing the water reservoir levels at the hydroelectric power plants.

__________________________
(*) Unaudited.
(14) Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

				(R$ million)	Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Net Income	2011	2010	2011 x 2010 (%)

(68)	(40)	(36)	(41)		(157)	(92)	71

(4Q-2011 x 3Q-2011): The improved result in the Biofuel segment in the fourth quarter of 2011 compared to the third quarter of 2011 was primarily due to the 13% increase on the average prices and to the 14% increase on sales volumes at biofuel auctions and also to the increased profitability of the ethanol sector. These effects were partially offset by higher research and development expenses, mainly for the second generation of ethanol production.

(2011 X 2010): The decrease in net income in the Biofuel segment in 2011 compared to 2010 was primarily due to unfavorable sales prices generated by higher competition levels, and also to increases in costs for acquisition and transportation of raw-material for biodiesel production and higher operating expenses.

These effects were partially offset by the profitability of the ethanol sector.

The Brazilian biofuel sector is undergoing consolidation and as a result, we have not been able to achieve more favorable operational margins with current sales volumes and the price levels practiced at auctions. Changes occurred in auction rules generate improved economic stability for biofuels plants situated at the Brazilian semi arid region due to the consideration of logistic matters on the calculation of sales prices. The changes effects will be totally reflected in corporate results only as of January 1, 2012, because of the product billing cycle.

DISTRIBUTION

				(R$ million)	Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Net Income	2011	2010	2011 x 2010 (%)
299	270	295	(10)		1,175	1,276	(8)

(4Q-2011 x 3Q-2011): The decrease in net income from the Distribution segment in the period was mainly due to the 1% decrease on sales volume and to higher personnel expenses arising out of the Collective Bargaining Agreement 2011. These effects were partially offset by the 1% increase in sales margins.

(2011 X 2010): The decrease in net income from the Distribution segment in 2011 compared to 2010 was mainly due to increased costs related to commercial services, including allowance for doubtful accounts, third-party services and personnel expenses.

These effects were partially offset by the 6% increase on sales volumes.

					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)		2011	2010	2011 x 2010 (%)
39.2%	39.8%	39.0%	2	Market Share (*)	39.2%	38.8%	1

__________________________
(*) Unaudited.

FINANCIAL HIGHLIGHTS

INTERNATIONAL

				(R$ million)	Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Net Income	2011	2010	2011 x 2010 (%)

217	291	61	34		1,949	1,277	53

(4Q-2011 x 3Q-2011): The increase in net income for our International segment in the fourth quarter of 2011 compared to the third quarter of 2011 was primarily due to gains with farm-out in Tanzania and Angola (R$278 million), partially offset by higher exploration costs, including higher write-off amounts of wells (R$197 million) and the increased tax burden on offshore operations.

(2011 X 2010): The improved result in the International segment in 2011 compared to 2010 was due primarily to higher commodities prices in the international market in 2011 (R$1,492 million), besides lower costs with exploration, including write-off amounts of wells (R$442 million). These effects were partially offset by the institution of production taxes charged in crude oil barrels in Nigeria (R$684 million) and to the increased allowance for marking inventory to market value in Japan, United States and Argentina (R$251 million).

						Year ended December 31,
3Q-2011		4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Exploration & Production International (mbbl/d) (15) (*)	2011	2010	2011 x 2010 (%)

					Consolidated international production
139	(16)	146	143	5	Crude oil and NGLs	140	144	(3)
100		100	93		Natural gas	97	93	4
239	(16)	246	236	3	Total	237	237	-
8		8	8		Non-consolidated international production	8	8
247	(16)	254	244	3	Total international production	245	245	-

4Q-2011 x 3Q-2011): Increased crude oil and NGL production due to the operational recovery of the gas injection compressor in September 2011, in Akpo Field in Nigeria.

((2011 X 2010): International consolidated crude oil and NGL production decreased due to the cancellation of production agreements in Ecuador in November 2010 and also due to problems occurred in Akpo field in Nigeria between March and September 2011.

International consolidated natural gas production increased due to the higher export of Bolivian gas to Brazil and also due to the acquisition of Itau field in February 2011, thus permitting to support the Argentinean demand.

__________________________
(*) Unaudited.
(15) Some of the countries that integrates the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.
(16)Changes occurred due to revisions on Nigeria.

FINANCIAL HIGHLIGHTS

						Year ended December 31,
3Q-2011		4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Lifting Costs International (U.S.$/barrel) (*)	2011	2010	2011 x 2010 (%)
7.09	(17)	7.02	6.80	(1)		6.78	5.86	16

(4Q-2011 x 3Q-2011): The increased costs with well interventions in Colômbia were offset by higher production.

(2011 X 2010): The increase in our international lifting costs was primarily due to increased well interventions and the higher costs of third-party services and materials in Argentina as a result of higher contractual prices.

					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Refining Operations - International (mbbl/d) (*)	2011	2010	2011 x 2010 (%)
187	161	220	(14)	Output of oil products	188	220	(15)
231	231	281		Installed capacity	231	281	(18)
74	62	70	(12)	Utilization (%)	67	70	(3)
172	145	208	(16)	Feedstock processed	174	206	(16)

(4Q-2011 x 3Q-2011): Lower feedstock processed, output of oil products and utilization of nominal capacity, due to a fire at an atmospheric distillation unit in the U.S. Pasadena Refinery in September 2011, generating the scheduled stoppage in October 2011.

(2011 X 2010): The decrease in the feedstock processed, in our international refinery output and in our installed capacity were generated by the sale of the San Lorenzo Refinery in Argentina, by the scheduled stoppage of the U.S. fluid catalytic cracking unit of the Pasadena Refinery between March 2011 and May 2011 and also to the scheduled stoppage in the Pasadena Refinery in October 2011 due to a fire at an atmospheric distillation unit.

					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Refining Costs International (*)	2011	2010	2011 x 2010 (%)
4.34	4.54	4.08	5	Refining costs (U.S.$/barrel)	4.87	3.89	25

(4Q-2011 x 3Q-2011): Increase of the international refining costs in the period due to the lower feedstock processed, generated by the scheduled stoppage caused by the fire in the U.S. Pasadena Refinery in October 2011.

(2011 X 2010): International refining costs increased in 2011 compared to 2010 due to a reduction in volumes of processed feedstock, to expenses incurred as a result of the scheduled stoppages in the U.S. Pasadena Refinery and also to the sale of the San Lorenzo Refinery in Argentina with lower unit cost compared to the average cost of the International sector.

__________________________
(*) Unaudited.
(17) Changes occurred due to revisions on Nigeria.

FINANCIAL HIGHLIGHTS

					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	Sales Volumes (mbbl/d) (*)	2011	2010	2011 x 2010 (%)

946	905	841	(4)	Diesel	880	809	9
488	547	414	12	Gasoline	489	394	24
80	82	91	3	Fuel oil	82	100	(18)
160	184	172	15	Naphtha	167	167
235	224	219	(5)	LPG	224	218	3
104	105	99	1	Jet fuel	101	90	12
195	182	216	(7)	Other	188	180	4
2,208	2,229	2,052	1	Total oil products	2,131	1,958	9
91	85	111	(7)	Ethanol and other products	86	99	(13)
313	316	356	1	Natural gas	304	312	(3)
2,612	2,630	2,519	1	Total domestic market	2,521	2,369	6
630	641	658	2	Exports	655	698	(6)
552	579	580	5	International sales	540	581	(7)
1,182	1,220	1,238	3	Total international market	1,195	1,279	(7)
3,794	3,850	3,757	1	Total	3,716	3,648	2

Our domestic sales volumes increased 6% compared to 2010, primarily due to:

• Diesel (increase of 9%) The increase in diesel sales was primarily due to growth in the Brazilian economy, to increased activity in the agricultural sector and to the loss of domestic market share of our competitors.

• Gasoline (increase of 24%) The increase in gasoline sales volumes was due to competitive gasoline prices compared to ethanol prices in most Brazilian federal states, to an increase in the fleet of vehicles and to a loss of domestic market share of our competitors.

• Jet fuel (increase of 12%) The increase in jet fuel sales was due to growth in the Brazilian economy and to the higher supply of domestic and international flights.

• Fuel oil (decrease of 18%) The decrease in fuel oil sales was due to a partial transition to natural gas at thermoelectric power plants and in the industrial sector.

• Our international sales volumes decreased 7% compared to 2010, primarily due to:

• Exports (decrease of 6%) We decreased our exports as a result of the increased domestic feedstock processed, lower scheduled stoppages in distillation plants, higher installed capacity of Replan distillation plant, capital expenditures invested on our refineries and also due to the necessity of stock formation because of the expected maintenance stoppage in the pipeline in São Paulo logistic system to be occurred in 2012.

• International sales (decrease of 7%) The decrease in international sales was due to the lower trading volume, mainly for gasoline, reserved for sale to domestic market.

__________________________
(*) Unaudited.

FINANCIAL HIGHLIGHTS

Corporate Overhead (U.S.$ million) (*)
				Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)	2011	2010	2011 x 2010 (%)

1,023	891	862	(13)	3,612	3,125	16

(4Q-2011 x 3Q-2011): Excluding the impact of the depreciation of the Real, corporate overhead decreased 5% in the period due to lower personnel expenses, partially offset by higher sponsorships and data processing expenses.

(2011 X 2010): Excluding the impact of the depreciation of the Real, corporate overhead increased by 12% due to higher personnel expenses mainly attributable to salary increases arising out of the Collective Bargaining Agreement for 2010 and 2011, to the 3% increase of workforce, increased administrative and technical services and sponsorships.

(*) Unaudited.

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents

Our cash and cash equivalents totalled R$35,747 million in 2011 compared to R$29,416 million in 2010.

Operating activities provided net cash flows of R$56,322 million in 2011 compared to R$52,871 million in 2010. Cash generated by operating activities was mainly affected by higher gross profit and by income on cash and cash equivalents.

Net cash used in investing activities decreased to R$ 57,838 million in 2011 compared to R$ 105,183 million in 2010. This decrease was primarily due to the financial investments with cash raised from the Global Offering in 2010.

Net cash provided by financing activities decreased to R$7,664 million in 2011 compared to R$53,777 million in 2010, highly influenced by the capital increase generated by the Global Offering in 2010, offset by higher funds raised in 2011, net of draw-downs.

The net cash from operating activities and net cash capitalization financed the investments and dividends payment, keeping the cash and cash equivalents level(18) (R$52,532 million in 2011).

	R$ million

	12.31.2011	12.31.2010
Cash and cash equivalents	35,747	29,416
Government securities	16,785	25,525
Adjusted cash and cash equivalents (18)	52,532	54,941

_____________________________
(18) Our adjusted cash and cash equivalents are not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. Our calculation of adjusted cash and cash equivalents may not be comparable to adjusted cash and cash equivalents of other companies. Management believes that adjusted cash and cash equivalents is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

R$ million
		Year ended December 31,
	2011	%	2010	%	Δ%
Exploration & Production	34,251	47	32,736	43	5
Refining, Transportation and Marketing	27,117	37	28,458	38	(5)
Gas & Power	3,848	5	6,903	9	(44)
International	4,440	6	4,771	6	(7)
Exploration & Production	3,951	90	4,190	88	(6)
Refining, Transportation and Marketing	315	7	260	6	21
Gas & Power	52	1	152	3	(66)
Distribution	100	2	104	2	(4)
Other	22		65	1	(66)
Distribution	1,157	2	895	1	29
Biofuel	503	1	1,174	1	(57)
Corporate	1,230	2	1,474	2	(17)
Total capital expenditures and investments	72,546	100	76,411	100	(5)

In line with its strategic objectives, Petrobras operates through joint ventures with other companies, in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

Currently the Company is a member of 99 consortiums in Brazil, of which it operates 67. Petrobras is a member of 145 partnerships abroad, of which it operates 75.

During 2011, we invested an amount of R$72,546 million, which were primarily directed toward increasing production, modernizing and expanding our refineries, integration and expansion of our pipeline transportation and distribution systems.

FINANCIAL HIGHLIGHTS

Consolidated debt
		R$ million

	12.31.2011	12.31.2010	Δ%

Current debt (19)	18,966	15,090	26
Long-term debt (20)	136,588	100,858	35
Total	155,554	115,948	34
Cash and cash equivalents	35,747	29,416	22
Government securities (maturity of more than 90 days)	16,785	25,525	(34)
Adjusted cash and cash equivalents	52,532	54,941	(4)
Net debt (21)	103,022	61,007	69
Net debt/(net debt + shareholder's equity)	24%	16%	8
Total net liabilities (22)	546,618	461,905	18
Capital structure
(Net third parties capital / total net liabilities)	39%	33%	6
Net debt/EBITDA ratio	1.66	1.03	61

		U.S.$ million

	12.31.2011	12.31.2010	Δ%

Current debt	10,111	9,057	12
Long-term debt	72,816	60,532	20
Total	82,927	69,589	19
Net debt	54,922	36,614	50

The net debt of the Petrobras System in Reais increased by 69% over December 31, 2010, due to the raising of long-term funding and the effects of the 12.6% depreciation of the Real against the U.S. dollar.

(19) Includes Capital lease obligations (R$ 82 million on December 31, 2011 and R$ 175 million on December 31, 2010).
(20) Includes Capital lease obligations (R$ 183 million on December 31, 2011 and R$ 191 million on December 31, 2010).
(21) Our net debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.
(22) Total liabilities net of cash and cash equivalents/financial investments.

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement Consolidated

R$ million

				Year ended December 31,
3Q-2011	4Q-2011	4Q-2010		2011	2010

63,554	65,257	54,228	Sales revenues	244,176	211,842
(43,486)	(47,951)	(35,602)	Cost of sales	(166,939)	(135,617)
20,068	17,306	18,626	Gross profit	77,237	76,225
			Income (expenses)
(2,315)	(2,399)	(2,142)	Selling expenses	(8,950)	(8,557)
(2,184)	(2,406)	(2,098)	Administrative and general expenses	(8,647)	(7,802)
(785)	(1,502)	(1,367)	Exploration costs	(4,428)	(3,797)
(671)	(754)	(428)	Research and development expenses	(2,444)	(1,739)
(164)	(259)	(312)	Taxes	(777)	(891)
(1.577)	(2.234)	(1.169)	Other operating income and expenses, net	(6.588)	(7.045)
(7,696)	(9,554)	(7,516)		(31,834)	(29,831)

12,372	7,752	11,110	Income before financial results, profit-sharing and income taxes	45,403	46,394
1,831	1,147	1,805	Financial income	6,543	4,424
(502)	(953)	(647)	Financial expense	(2,422)	(3,145)
(6,556)	206	722	Monetary and exchange variation	(3,999)	1,341
(5,227)	400	1,880	Financial income (expenses), net	122	2,620
(397)	95	529	Equity in earnings of investments	386	585
(219)	(262)	(501)	Profit-sharing	(1,560)	(1,691)
6,529	7,985	13,018	Income before income taxes	44,351	47,908
(1,249)	(2,757)	(2,389)	Income tax and social contribution	(11,241)	(12,027)
5,280	5,228	10,629	Net income	33,110	35,881
			Net income attributable to:
6,336	5,049	10,602	Shareholders of Petrobras	33,313	35,189
(1,056)	179	27	Non-controlling interests	(203)	692
5,280	5,228	10,629		33,110	35,881

FINANCIAL HIGHLIGHTS

Balance Sheet Data Consolidated

ASSETS	R$ million

	Year ended December 31,
	2011	2010
Current assets	121,164	105,902
Cash and cash equivalents	35,747	29,416
Marketable securities	16,808	26,013
Accounts receivable, net	22,053	18,069
Inventories	28,447	19,675
Recoverable taxes	12,846	8,767
Other current assets	5,263	3,962

Non-current assets	477,986	410,944
Long-term receivables	41,187	37,718
Accounts receivable, net	6,103	5,432
Marketable securities	5,747	5,198
Restricted deposits for legal proceedings and guarantees	2,955	2,790
Deferred tax assets	17,256	17,038
Advances to suppliers	5,892	4,964
Other long-term receivables	3,234	2,296
Investments	12,248	11,592
Property, plant and equipment, net	342,267	280,095
Intangible assets	82,284	81,539
Total assets	599,150	516,846

LIABILITIES	R$ million

	Year ended December 31,
	2011	2010
Current liabilities	68,212	55,948
Current debt	18,966	15,090
Trade accounts payable	22,252	17,374
Taxes, contributions and profit-sharing payable	10,969	10,060
Dividends payable	3,878	3,595
Payroll and related charges	3,182	2,551
Employee s post-retirement benefits obligation pension and health care	1,427	1,303
Profit-sharing	1,560	1,691
Other current liabilities	5,978	4,284
Non-current liabilities	198,714	151,070
Long-term debt	136,588	100,858
Deferred income tax and social contribution	33,268	25,898
Employee s post-retirement benefits obligation pension and health care	16,653	15,278
Provision for decommissioning cost	8,839	6,505
Legal proceedings provisions	1,361	1,265
Other non-current liabilities	2,005	1,266
Shareholders equity	332,224	309,828
Paid in capital	205,380	205,357
Reserves/Net income for the year	124,459	101,408
Non-controlling interests	2,385	3,063
Total liabilities and shareholders equity	599,150	516,846

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data Consolidated

R$ million

				Year ended December 31,
3Q-2011	4Q-2011	4Q-2010		2011	2010
6,336	5,049	10,602	Net income attributable to the shareholders of Petrobras	33,313	35,189

8,944	9,238	4,702	(+) Adjustments for:	23,009	17,682

4,276	5,904	3,855	Depreciation, depletion and amortization	17,739	14,612
8,461	23	(509)	Exchange variation, monetary and financial charges	6,238	14
(1,056)	179	28	Non-controlling interest	(203)	692
397	(95)	(529)	Equity in earnings of investments	(386)	(585)
90	314	129	Losses (gains) on disposal of non-current assets	885	312
(914)	2,947	1,901	Deferred income and social contribution taxes, net	6,157	5,784
270	989	859	Dry hole costs	2,504	2,121
385	1,070	540	Impairment	1,824	690
(1,080)	(794)	873	Inventories	(8,335)	(851)
(1,245)	(484)	995	Accounts receivable	(3,848)	(4,422)
1,480	571	(1,998)	Trade accounts payable	4,112	542
438	236	173	Employee s post-retirement benefits obligation Pension and Health Care	1,483	1,381
(1,321)	(1,651)	178	Taxes and contributions payable	(3,405)	(3,732)
(1,237)	29	(1,793)	Other assets and liabilities	(1,756)	1,124
15,280	14,287	15,304	(=) Net cash provided by operating activities	56,322	52,871
(13,214)	(16,440)	(32,961)	(-) Net cash used in investing activities	(57,838)	(105,183)
(17,580)	(21,523)	(18,898)	Investments in operating segments	(69,445)	(79,777)
4,366	5,083	(14,063)	Investments in marketable securities	11,607	(25,406)
2,066	(2,153)	(17,657)	(=) Net cash flow	(1,516)	(52,312)
(4,221)	5,275	641	(-) Net cash provided (used) in financing activities	7,664	53,777
-	-	5,196	Contribution in cash and cash equivalents	-	52,433
-	-	(352)	Share issuance costs	-	(710)
13	14	(586)	Acquisition of noncontrolling interest	46	(580)
6,142	12,366	8,934	Proceeds from borrowings	40,433	36,966
(5,032)	(3,050)	(7,008)	Repayment of principal	(14,523)	(18,706)
(2,951)	(1,661)	(1,468)	Repayment of interest	(7,633)	(6,211)
(2,393)	(2,394)	(4,075)	Dividends paid	(10,659)	(9,415)
991	(83)	(67)	(+) Effect of exchange variation on cash and cash equivalents	183	(294)
(1,164)	3,039	(17,083)	(=) Net increase (decrease) in cash and cash equivalents in the year	6,331	1,171
33,872	32,708	46,499	Cash and cash equivalents at beginning of year	29,416	28,246
32,708	35,747	29,416	Cash and cash equivalents at the end of year	35,747	29,416

See the analysis of cash flow on page 16 Liquidity and Capital Resources.

FINANCIAL HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment (23)

	Year ended December 31, 2011 R$ million
	E&P	REFINING, TRANSPORT. AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORPOR	ELIMIN.	TOTAL
Sales revenues	124,028	198,516	16,295	535	73,633	28,374	-	(197,205)	244,176
Intersegments	123,165	63,833	2,182	482	1,223	6,320	-	(197,205)	-
Third parties	863	134,683	14,113	53	72,410	22,054	-	-	244,176
Cost of sales	(55,118)	(205,998)	(9,550)	(588)	(67,630)	(21,679)	-	193,624	(166,939)
Gross profit	68,910	(7,482)	6,745	(53)	6,003	6,695	-	(3,581)	77,237
Income (expenses)	(7,058)	(7,026)	(2,533)	(222)	(4,118)	(3,169)	(8,008)	300	(31,834)
Selling, administrative and general
expenses	(819)	(5,536)	(1,739)	(111)	(4,024)	(1,554)	(4,114)	300	(17,597)
Exploration costs	(3,674)	-	-	-	-	(754)	-	-	(4,428)
Research and development expenses	(1,248)	(470)	(116)	(50)	(9)	(1)	(550)	-	(2,444)
Taxes	(80)	(90)	(165)	(1)	(41)	(192)	(208)	-	(777)
Other operating income and expenses,
net	(1,237)	(930)	(513)	(60)	(44)	(668)	(3,136)	-	(6,588)
Income (loss) before financial results,
profit-sharing and income taxes	61,852	(14,508)	4,212	(275)	1,885	3,526	(8,008)	(3,281)	45,403
Financial income (expenses), net	-	-	-	-	-	-	122	-	122
Equity in earnings of investments	74	(165)	398	26	9	40	4	-	386
Profit-sharing	(488)	(348)	(61)	(2)	(118)	(52)	(491)	-	(1,560)
Income before income taxes	61,438	(15,021)	4,549	(251)	1,776	3,514	(8,373)	(3,281)	44,351
Income tax and social contribution	(20,863)	5,051	(1,411)	94	(601)	(1,547)	6,920	1,116	(11,241)
Net income	40,575	(9,970)	3,138	(157)	1,175	1,967	(1,453)	(2,165)	33,110
Net income attributable to:
Shareholders of Petrobras	40,594	(9,955)	3,109	(157)	1,175	1,949	(1,237)	(2,165)	33,313

Non-controlling interests	(19)	(15)	29	-	-	18	(216)	-	(203)

	40,575	(9,970)	3,138	(157)	1,175	1,967	(1,453)	(2,165)	33,110

______________________________
(23) As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

FINANCIAL HIGHLIGHTS

Consolidated Income Statement by Segment (23)

	Year ended December 31, 2010 R$ million
	E&P	REFINING, TRANSPORT. AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORPOR	ELIMIN.	TOTAL
Sales revenues	95,451	172,244	14,936	478	65,568	23,777	-	(160,612)	211,842
Intersegments	95,026	57,228	1,761	418	1,263	4,916	-	(160,612)	-
Third parties	425	115,016	13,175	60	64,305	18,861	-	-	211,842
Cost of sales	(44,302)	(160,273)	(10,955)	(480)	(59,907)	(18,574)	-	158,874	(135,617)
Gross profit	51,149	11,971	3,981	(2)	5,661	5,203	-	(1,738)	76,225
Income (expenses)	(5,825)	(6,330)	(2,488)	(122)	(3,618)	(3,288)	(8,454)	294	(29,831)
Selling, administrative and general expenses	(794)	(5,144)	(1,822)	(70)	(3,476)	(1,539)	(3,761)	247	(16,359)
Exploration costs	(2,601)	-	-	-	-	(1,196)	-	-	(3,797)
Research and development expenses	(774)	(380)	(129)	-	(9)	(2)	(445)	-	(1,739)
Taxes	(218)	(119)	(52)	(1)	(29)	(208)	(264)	-	(891)
Other operating income and expenses, net	(1,438)	(687)	(485)	(51)	(104)	(343)	(3,984)	47	(7,045)
Income (loss) before financial results,
profit-sharing and income taxes	45,324	5,641	1,493	(124)	2,043	1,915	(8,454)	(1,444)	46,394
Financial income (expenses), net	-	-	-	-	-	-	2,620	-	2,620
Equity in earnings of investments	-	322	305	(11)	7	(22)	(16)	-	585
Profit-sharing	(538)	(378)	(66)	-	(120)	(48)	(541)	-	(1,691)
Income before income taxes	44,786	5,585	1,732	(135)	1,930	1,845	(6,391)	(1,444)	47,908
Income tax and social contribution	(15,228)	(1,789)	(485)	43	(654)	(447)	6,043	490	(12,027)
Net income	29,558	3,796	1,247	(92)	1,276	1,398	(348)	(954)	35,881
Net income attributable to:
Shareholders of Petrobras	29,691	3,729	1,285	(92)	1,276	1,277	(1,023)	(954)	35,189

Non-controlling interests	(133)	67	(38)	-	-	121	675	-	692
	29,558	3,796	1,247	(92)	1,276	1,398	(348)	(954)	35,881

_____________________________
(23) As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

FINANCIAL HIGHLIGHTS

Consolidated EBITDA Statement by Segment (24)
	Year ended December 31, 2011 R$ million
	E&P	REFINING, TRANSPORT. AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORPOR	ELIMIN.	TOTAL
Income (loss) before financial results, profit-sharing and income taxes	61,852	(14,508)	4,212	(275)	1,885	3,526	(8,008)	(3,281)	45,403
Profit-sharing	(488)	(348)	(61)	(2)	(118)	(52)	(491)	-	(1,560)
Depreciation, depletion and amortization	10,707	2,637	1,806	45	364	1,565	615	-	17,739
Impairment	412	278	1	-	-	(27)	-	-	664
Adjusted EBITDA	72,483	(11,941)	5,958	(232)	2,131	5,012	(7,884)	(3,281)	62,246

Consolidated EBITDA Statement by Segment (24)
	Year ended December 31, 2010 R$ million
	E&P	REFINING, TRANSPORT. AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORPOR	ELIMIN.	TOTAL
Income (loss) before financial results, profit-sharing and income taxes	45,324	5,641	1,493	(124)	2,043	1,915	(8,454)	(1,444)	46,394
Profit-sharing	(538)	(378)	(66)	-	(120)	(48)	(541)	-	(1,691)
Depreciation, depletion and amortization	9,111	2,002	987	39	339	1,617	517	-	14,612
Impairment	(104)	-	1	-	-	179	-	-	76
Adjusted EBITDA	53,793	7,265	2,415	(85)	2,262	3,663	(8,478)	(1,444)	59,391

__________________________
(24) As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment (24)

	Year ended December 31, 2011 R$ million
	E&P	REFINING, TRANSPORT. AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORPOR	ELIMIN.	TOTAL
Pension and healthcare plans	-	-	-	-	-	-	(1,555)	-	(1,555)
Unscheduled stoppages and pre-operating expenses	(863)	(73)	(166)	-	-	(364)	-	-	(1,466)
Institutional relations and cultural projects	(70)	(77)	(9)	-	(121)	(24)	(1,138)	-	(1,439)
Allowance for marking inventory to market value	1	(290)	-	(34)	-	(723)	-	-	(1,046)
Expenses on security, environment and health	(76)	(151)	(8)	-	-	(203)	(334)	-	(772)
Expenses related to collective bargaining agreement	(279)	(122)	(22)	-	(45)	(10)	(222)	-	(700)
Losses from legal and administrative proceedings	(102)	(82)	(19)	-	(79)	(57)	(331)	-	(670)
Impairment	(412)	(278)	(1)	-	-	27	-	-	(664)
Operating expenses with thermoelectric power stations	-	-	(207)	-	-	-	-	-	(207)
Results from sales and write-off of assets	(56)	(74)	(47)	-	44	210	(65)	-	12
Expenditures/reimbursements from operations in E&P partnerships	16	-	-	-	-	-	-	-	16
Government subsidies, incentives and donations	120	101	75	-	-	319	-	-	615
Gains from legal and arbitral proceedings	339	147	-	-	49	-	348	-	883
Other	145	(31)	(109)	(26)	108	157	161	-	405
	(1,237)	(930)	(513)	(60)	(44)	(668)	(3,136)	-	(6,588)

	Year ended December 31, 2010 R$ million
	E&P	REFINING, TRANSPORT. AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORPOR	ELIMIN.	TOTAL
Pension and healthcare plans	-	-	-	-	-	-	(1,552)	-	(1,552)
Unscheduled stoppages and pre-operating expenses	(460)	(53)	(105)	-	-	(5)	-	-	(623)
Institutional relations and cultural projects	(73)	(44)	(19)	-	(98)	(4)	(996)	-	(1,234)
Allowance for marking inventory to market value	(13)	(106)	-	(12)	-	(472)	-	-	(603)
Expenses on security, environment and health	(81)	(83)	(4)	-	-	-	(201)	-	(369)
Expenses related to collective bargaining agreement	(242)	(132)	(20)	-	(40)	(12)	(201)	-	(647)
Losses from legal and administrative proceedings	(537)	(219)	(4)	-	(202)	154	(1,026)	-	(1,834)
Impairment	104	-	(1)	-	-	(179)	-	-	(76)
Operating expenses with thermoelectric power stations	-	-	(303)	-	-	-	-	-	(303)
Results from sales and write-off of assets	(13)	(13)	(2)	-	38	60	(5)	-	65
Expenditures/reimbursements from operations in E&P partnerships	46	-	-	-	-	-	-	-	46
Government subsidies, incentives and donations	144	218	15	-	-	-	-	-	377
Incentives for acquisition of Petrobras shares	(29)	(23)	(3)	-	(4)	(3)	(29)	-	(91)
Other	(284)	(232)	(39)	(39)	202	118	26	47	(201)
	(1,438)	(687)	(485)	(51)	(104)	(343)	(3,984)	47	(7,045)

(24) As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

FINANCIAL HIGHLIGHTS

Consolidated Statement of Non-Recurring Items by Segment (25)

	Year ended December 31, 2011 R$ million
	E&P	REFINING, TRANSPORT. AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORPOR	ELIMIN.	TOTAL
Income (loss) before financial results, profit-sharing and income taxes	61,852	(14,508)	4,212	(275)	1,885	3,526	(8,008)	(3,281)	45,403
Non-recurring items:
Losses from legal and administrative proceedings (26)	102	82	19	-	79	57	331	-	670
Gains from legal and arbitral proceedings	(339)	(147)	-	-	(49)	-	(348)	-	(883)
Extemporaneous tax credits	-	-	(1,406)	-	-	-	-	-	(1,406)
Allowance for marking inventory to market value	(1)	290	-	34	-	723	-	-	1,046
Impairment	412	278	1	-	-	(27)	-	-	664
Subtotal non-recurring items	174	503	(1,386)	34	30	753	(17)	-	91
Income (loss) before financial results, profit-sharing and income taxes, without non-recurring items effects	62,026	(14,005)	2,826	(241)	1,915	4,279	(8,025)	(3,281)	45,494
Net income attributable to the shareholders of Petrobras	40,594	(9,955)	3,109	(157)	1,175	1,949	(1,237)	(2,165)	33,313
Non-recurring items	174	503	(1,386)	34	30	753	(17)	-	91
Tax effects	(59)	(171)	471	(12)	(10)	(256)	6	-	(31)
Net income attributable to the shareholders of Petrobras, without non-recurring items effects	40,709	(9,623)	2,194	(135)	1,195	2,446	(1,248)	(2,165)	33,373

	Year ended December 31, 2010 R$ million
	E&P	REFINING, TRANSPORT. AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORPOR	ELIMIN.	TOTAL
Income (loss) before financial results,
profit-sharing and income taxes	45,324	5,641	1,493	(124)	2,043	1,915	(8,454)	(1,444)	46,394
Non-recurring items:
Losses from legal and administrative proceedings (26)	537	219	4	-	202	(154)	1,026	-	1,834
Allowance for marking inventory to market value	13	106	-	12	-	472	-	-	603
Termination of Barracuda and Caratinga project financings	486	-	-	-	-	-	-	-	486
Impairment	(104)	-	1	-	-	179	-	-	76
Subtotal non-recurring items	932	325	5	12	202	497	1,026	-	2,999
Income (loss) before financial results, profit-sharing and income taxes, without non-recurring items effects	46,256	5,966	1,498	(112)	2,245	2,412	(7,428)	(1,444)	49,393
Net income attributable to the shareholders of Petrobras	29,691	3,729	1,285	(92)	1,276	1,277	(1,023)	(954)	35,189
Non-recurring items	932	325	5	12	202	497	1,026	-	2,999
Tax effects	(317)	(110)	(2)	(4)	(69)	(169)	(349)	-	(1,020)
Net income attributable to the shareholders of Petrobras, without non- recurring items effects	30,306	3,944	1,288	(84)	1,409	1,605	(346)	(954)	37,168

______________________________
(25) As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.
(26) For more information, see appendix 4.

FINANCIAL HIGHLIGHTS

Consolidated Assets by Segment (27)

	Year ended December 31, 2011 R$ million
	E&P	REFINING, TRANSPORT. AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORPOR	ELIMIN.	TOTAL
Total assets	264,701	158,185	51,857	2,419	14,791	36,439	85,024	(14,266)	599,150
Current assets	10,537	41,203	4,707	239	7,956	8,272	61,886	(13,636)	121,164
Non-current assets	254,164	116,982	47,150	2,180	6,835	28,167	23,138	(630)	477,986
Long-term receivables	7,766	7,910	3,050	32	1,243	5,465	16,351	(630)	41,187
Investments	23	6,306	2,160	1,612	84	1,873	190	-	12,248
Property, plant and equipment, net	169,833	102,473	41,208	536	4,709	17,842	5,666	-	342,267
Intangible assets	76,542	293	732	-	799	2,987	931	-	82,284

	Year ended December 31, 2010 R$ million
	E&P	REFINING, TRANSPORT. AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORPOR	ELIMIN.	TOTAL
Total assets	227,601	117,493	50,168	1,886	12,302	28,255	89,365	(10,224)	516,846
Current assets	6,133	28,722	5,086	210	6,581	5,513	63,611	(9,954)	105,902
Non-current assets	221,468	88,771	45,082	1,676	5,721	22,742	25,754	(270)	410,944
Long-term receivables	6,268	6,006	2,679	13	960	3,919	18,143	(270)	37,718
Investments	-	6,482	2,012	1,116	73	1,736	173	-	11,592
Property, plant and equipment, net	138,519	76,016	40,014	546	4,005	14,523	6,472	-	280,095
Intangible assets	76,681	267	377	1	683	2,564	966	-	81,539

______________________________
(27) As of 2011 the assets of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	INTERNATIONAL R$ million
	E&P	REFINING, TRANSPORT. AND MARKETING	GAS & POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENT
(Year ended December 31, 2011)

Sales revenues	8,615	14,241	909	8,320	-	(3,711)	28,374
Intersegments	6,373	3,585	39	45	-	(3,722)	6,320
Third parties	2,242	10,656	870	8,275	-	11	22,054

Income (loss) before financial results, profit-sharing and income taxes	3,969	(226)	190	120	(507)	(20)	3,526

Net income attributable to the shareholders of Petrobras	2,217	(213)	262	99	(396)	(20)	1,949

	INTERNATIONAL R$ million
	E&P	REFINING, TRANSPORT. AND MARKETING	GAS & POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENT
(Year ended December 31, 2010)

Sales revenues	6,574	13,188	964	7,254	-	(4,203)	23,777
Intersegments	5,259	3,767	78	58	-	(4,246)	4,916
Third parties	1,315	9,421	886	7,196	-	43	18,861

Income (loss) before financial results,
profit-sharing and income taxes	2,148	64	116	10	(408)	(15)	1,915

Net income attributable to the shareholders
of Petrobras	1,527	78	142	10	(465)	(15)	1,277

Consolidated Assets for International Segment

	INTERNATIONAL R$ million
	E&P	REFINING, TRANSPORT. AND MARKETING	GAS & POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Total assets on December 31, 2011	27,358	6,365	1,742	1,889	3,412	(4,327)	36,439
Total assets on December 31, 2010	20,715	5,433	1,518	1,645	2,840	(3,896)	28,255

APPENDIX

1. Analysis of Consolidated Gross Profit (4Q-2011 x 3Q-2011)

			R$ million

Main items		Sales Revenues	Cost of Sales	Gross Profit
. Domestic Market:	- sales volumes effect	(474)	200	(274)
	- prices effect	1,445	-	1,445
. International Market:	- export volumes effect	(1,654)	396	(1,258)
	- export prices effect	848		848
. (Increase) decrease in expenses: ( i )		-	(4,627)	(4,627)
. Increase (decrease) of Distribution profitability		112	(103)	9
. Increase (decrease) of trading operations profitability		(1,889)	1,930	41
. Increase (decrease) of international sales		618	126	745
. Exchange effects on international subsidiaries		2,353	(2,184)	169
. Others		344	(204)	141
		1,703	(4,465)	(2,762)

( i ) Breakdown of changes in expenses:	R$ million
- crude oil, oil products and gas imports	(3,081)
- materials, services, leases and depreciation	(851)
- salaries, benefits and charges	(417)
- third-party services	(244)
- marine and pipeline transports (28)	(155)
- power generation and purchase for commercialization	(82)
- Brazilian production taxes	(114)
- purchase of renewable products	(32)
- purchase of nitrogenous	(25)
- domestic purchase of oil products	374
(4,627)

The changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales of the period, because the products remains in stock during sixty days in average, and fully occurs only on the next period. The estimated effects on the cost of sales are as follows:

	3Q-2011	4Q-2011	Δ (*)
Effect of the average cost on the cost of sales (R$ million)	427	1,189	762
( ) increase on the cost of sales

(*) Cost of sales of the fourth quarter of 2011 was positively impacted by the sale of inventories acquired at lower unit costs in prior periods, considering the changes on international prices when inventories were formed, similarly to what happened in the third quarter of 2011 in a lesser degree.

______________________________
(28) Expenses with cabotage, terminals and ducts.

APPENDIX

2. Analysis of Consolidated Gross Profit (2011 x 2010)

			R$ million

Main items		Sales Revenues	Cost of Sales	Gross Profit
. Domestic Market:	- sales volumes effect	5,469	(2,372)	3,097
	- prices effect	8,767	-	8,767
. International Market:	- export volumes effect	(2,671)	1,625	(1,046)
	- export prices effect	9,313		9,313
. (Increase) decrease in expenses: ( i )		-	(21,068)	(21,068)
. Increase (decrease) of Distribution profitability		8,076	(7,734)	342
. Increase (decrease) of trading operations profitability		2,323	(1,895)	428
. Increase (decrease) of international sales		4,290	(2,537)	1,753
. Exchange effects on international subsidiaries		(1,889)	1,607	(282)
. Others		(1,344)	1,052	(292)
		32,334	(31,322)	1,012

( i ) Breakdown of changes in expenses:	R$ million
- crude oil, oil products and gas imports	(11,012)
- Brazilian production taxes	(5,301)
- materials, government services, leases and depreciation	(2,415)
- third-party services	(1,354)
- marine and pipeline transports (29)	(576)
- salaries and benefits	(693)
- purchase of renewable products	(361)
- domestic purchase of oil products	301
- power generation and purchase for commercialization	343
(21,068)

______________________________
(29) Expenses with cabotage, terminals and ducts.

APPENDIX

3. Reconciliation between Adjusted EBITDA and Net Income

R$ million
				Year ended December 31,
3Q-2011	4Q-2011	4Q-2010		2011	2010

12,372	7,752	11,110	Income before financial results, profit-sharing and income taxes	45,403	46,394
4,276	5,904	3,855	Depreciation, depletion and amortization	17,739	14,612
-	660	(119)	Impairment	664	76
(219)	(262)	(501)	Profit-sharing	(1,560)	(1,691)
16,429	14,054	14,345	Adjusted EBITDA	62,246	59,391
26	22	26	Adjusted EBITDA margin (%)(30)	25	28

4. Losses from legal and administrative proceedings
		R$ million

	2011	2010		Δ
Legal processes provisioned	670	1,834		(1,164)

- IPI tax credit Premium	81	497		(416)
- Domestic Value-Added Tax (ICMS) tax from the P-36 platform	-	449		(449)
- Withholding income tax percentage on the emission of bonds abroad - CLEP	54	417		(363)
- Consortium IVI Verolme Ishibras S.A.	-	126		(126)
- Domestic Value-Added Tax (ICMS)-RJ tax debts of BR Distribuidora	-	110		(110)
- Legal processes provisioned of small amounts Petrobras	279	162		117
- Processes of the international segment	57	(154)	(31)	211
- Others	199	227		(28)

______________________________________________________________
(30) Adjusted EBITDA margin equals adjusted EBITDA divided by sales revenues.
(31) Reversion of the provision from probable into remote according to legal decision.

APPENDIX

TAXES AND PRODUCTION TAXES

5. Consolidated Taxes and Contributions

The economic contribution of Petrobras, measured through the generation of current taxes and social contributions, amounted to R$76,777 million in 2011.

R$ million
					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)		2011	2010	2011 x 2010 (%)
				Economic Contribution - Brazil
9,878	9,885	7,650		Domestic Value-Added Tax (ICMS)	36,763	28,235	30
2,184	1,261	1,921	(42)	CIDE (32)	7,488	6,852	9
4,081	3,725	4,874	(9)	PIS/COFINS	14,685	14,554	1
1,688	1,138	2,555	(33)	Income Tax and Social Contribution	9,822	11,341	(13)
(144)	1,280	1,140	(989)	Others	2,369	3,049	(22)
17,687	17,289	18,140	(2)	Subtotal Brazil	71,127	64,031	11
1,053	2,484	1,262	136	Economic Contribution International	5,650	4,411	28
18,740	19,773	19,402	6	Total	76,777	68,442	12

6. Production Taxes

R$ million
					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q-2011 x 3Q-2011 (%)		2011	2010	2011 x 2010 (%)
				Brazil
3,019	3,506	2,490	16	Royalties	12,533	9,505	32
3,109	4,016	2,634	29	Special participation charges	13,837	10,165	36
38	43	45	13	Rental of areas	137	140	(2)
6,166	7,565	5,169	23	Subtotal Brazil	26,507	19,810	34
180	205	134	14	International	699	504	39
6,346	7,770	5,303	22	Total	27,206	20,314	34

Brazilian production taxes increased by 23% in the fourth quarter of 2011 compared to the third quarter of 2011, primarily attributable to increased production in the Jubarte, Marlim and Marlim Sul fields, and also to the 6% increase in the reference price for domestic oil, in Reais, which averaged R$179.39/bbl (U.S.$99.70/bbl) in the fourth quarter of 2011 compared to R$169.21/bbl (U.S.$103.42/bbl) in the third quarter of 2011, in which the impact of the depreciation of the Real against the U.S.dollar was higher than the effect of the lower international oil prices in the period.

Brazilian production taxes increased by 34% in 2011 compared to 2010 due to the 33% increase in the reference price for domestic oil, which averaged R$168.07/bbl (U.S.$100.39/bbl) in 2011 compared to R$125.93/bbl (U.S.$71.58/bbl) in 2010, reflecting the changes occurred in the international oil prices in the period.

______________________________________________________________
(32) CIDE - Contribution for Intervention in the Economic Sector.

APPENDIX

7. Assets and Liabilities subject to Exchange Variation

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais. When the Real weakens relative to the U.S. dollar, as it did in 2011 (a depreciation of 12.6%), the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the depreciation of the Real against the U.S. dollar affects the line items discussed below in different ways.

ASSETS	R$ million

	Year ended December 31,
	2011	2010
Current assets	8,041	12,752
Cash and cash equivalents	6,284	10,708
Other current assets	1,757	2,044

Non-current assets	10,485	18,749
Amounts invested abroad through international
subsidiaries, in E&P equipment to be used in Brazil and in
commercial activities	8,759	17,348
Other non-current assets	1,726	1,401
Total assets	18,526	31,501

LIABILITIES	R$ million

	Year ended December 31,
	2011	2010
Current liabilities	(12,390)	(11,220)
Current debt	(6,277)	(7,670)
Trade accounts payable	(5,882)	(3,228)
Other current liabilities	(231)	(322)

Long-term liabilities	(36,003)	(25,867)
Long-term debt	(35,746)	(25,827)
Other long-term liabilities	(257)	(40)
Total liabilities	(48,393)	(37,087)

Net assets (liabilities) in Reais	(29,867)	(5,586)

( - ) FINAME Loans in Reais indexed to U.S. dollar	(12)	(103)
( - ) BNDES Loans in Reais indexed to U.S. dollar	(26,621)	(23,872)

Net assets (liabilities) in Reais	(56,500)	(29,561)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.